UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

WIDEOPENWEST, INC.

(Name of the Issuer)

WideOpenWest, Inc.
Bandit Parent, LP
Crestview Partners III GP, L.P.

Crestview W1 TE Holdings, LLC
Crestview W1 Holdings, L.P.
Crestview W1 Co-Investors, LLC
Crestview Advisors, L.L.C.

Brian P. Cassidy

Daniel G. Kilpatrick

Barry S. Volpert

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

96758W101
(CUSIP Number of Class of Securities)

Teresa Elder Chief Executive Officer WideOpenWest, Inc. 7887 East Belleview Avenue, Suite 1000 Englewood, Colorado 80111 Tel: (720) 479-3500	Bandit Parent, LP c/o DigitalBridge Investments, LLC 750 Park of Commerce Drive, Suite 210 Boca Raton, Florida 33487 Tel: (561) 570-4644

Crestview Partners III GP, L.P.

Crestview W1 TE Holdings, LLC

Crestview W1 Holdings, L.P.

Crestview W1 Co-Investors, LLC

Crestview Advisors, L.L.C.

Brian P. Cassidy

Daniel G. Kilpatrick

Barry S. Volpert

c/o Crestview Advisors
590 Madison Avenue, 42nd Floor
New York, New York 10022
Tel: (212) 906-0788

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Adam O. Emmerich Jenna E. Levine Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000	Gabriel Silva Christopher May Ana Sanchez Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Tel: (212) 455-2000	Michael Davis Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 (“Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended by Amendment No. 1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2025, Amendment No. 2 filed with the SEC on October 27, 2025, Amendment No. 3 filed with the SEC on December 4, 2025, and this Final Amendment filed on the date hereof, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) WideOpenWest, Inc., a Delaware corporation (the “Company”), and the issuer of the common stock, par value $0.01 per share (the “Company Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Bandit Parent, LP (“Parent”), a Delaware limited partnership formed to effect the acquisition of the Company; (3) Crestview Partners III GP, L.P., a Cayman Islands limited partnership (“Crestview”); (4) each of the following entities (each, a “Crestview Rolling Stockholder,” and collectively, the “Crestview Rolling Stockholders”): (a) Crestview Advisors, L.L.C., a Delaware limited liability company (“Crestview Advisors”), (b) Crestview W1 TE Holdings, LLC, a Delaware limited liability company, (c) Crestview W1 Holdings, L.P., a Delaware limited partnership, and (d) Crestview W1 Co-Investors, LLC, a Delaware limited liability company; and (5) Brian P. Cassidy, Daniel G. Kilpatrick, and Barry S. Volpert (each, an “Individual Rolling Stockholder,” and collectively, the “Individual Rolling Stockholders”).

This Transaction Statement relates to that Agreement and Plan of Merger, dated August 11, 2025 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among the Company, Parent and Bandit Merger Sub, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, on December 31, 2025, Merger Sub merged with and into the Company, with the Company surviving the merger as an indirect wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

The information concerning the Company contained in, or incorporated by reference into, this Final Amendment, the Transaction Statement and the Company’s definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC on October 27, 2025, pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (the “Proxy Statement”), was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Final Amendment, the Transaction Statement and the Proxy Statement was supplied by such Filing Person.

SCHEDULE 13E-3 ITEMS

Item 15.	Additional Information

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On December 31, 2025, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms set forth in the Merger Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for shares directly owned by the Company as treasury stock or otherwise, or by Parent or Merger Sub immediately prior to the Effective Time, including any shares of Company Common Stock which were contributed to Parent by certain stockholders of the Company (the “Rollover Stockholders”) in accordance with the voting, support and rollover agreement by and among the Rollover Stockholders, the Company and Parent, dated as of the date of the Merger Agreement, or by any holder who was entitled to demand appraisal and properly exercised such appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware, which, in each case, were treated as described in the Merger Agreement) were cancelled and automatically converted into the right to receive cash in an amount equal to $5.20 per share, without interest (the “Merger Consideration”), subject to any required tax withholding.

In addition, pursuant to the Merger Agreement, in accordance with the terms set forth therein and unless otherwise agreed in writing between Parent and the applicable holder, at the Effective Time:

•	Each outstanding restricted share award in respect of Company Common Stock (each, a “Company RSA”) that was held by a Rollover Stockholder as of immediately prior to the Effective Time (each, a “Rollover RSA”) became fully vested and was treated as a Rollover Share;

•	Each outstanding Company RSA (or portion thereof), other than a Rollover RSA, that was (i) held by a non-employee director of the Company, (ii) granted in calendar year 2023 or 2024 and was scheduled to vest on or before April 30, 2026, in each case, as of immediately prior to the Effective Time, became fully vested and was converted into the right to receive the Merger Consideration in respect of each share of Company Common Stock subject to such Company RSA (or portion thereof);

•	Each other outstanding Company RSA (or portion thereof) was converted into a cash award based on the Merger Consideration, subject to vesting in accordance with the original Company RSA vesting terms;

•	(i) Each outstanding restricted share unit award granted subject to any performance-based vesting terms in respect of Company Common Stock (each, a “Company PSU Award”) that was granted in calendar year 2023, and (ii) a prorated portion of each Company PSU Award that was granted in calendar year 2024, determined based on a fraction, the numerator of which equaled the number of whole months between the grant date applicable to such Company PSU Award and April 30, 2026, and the denominator of which equaled 36, became fully vested, with any performance-based vesting conditions deemed achieved based on actual performance through the latest practicable date prior to the Effective Time, and converted into the right to receive the Merger Consideration;

•	Each other outstanding Company PSU Award was converted into a cash award, with any performance-based vesting conditions deemed achieved based on actual performance through the latest practicable date prior to the Effective Time, based on the Merger Consideration, subject to vesting in accordance with the original Company PSU vesting terms, except that any performance-based vesting conditions no longer apply from and after the Effective Time; and

•	Each long-term cash award that was outstanding as of immediately prior to the Effective Time received the same treatment as the Company RSA or Company PSU Award to which it corresponded.

Before the commencement of trading on December 31, 2025, the Company notified the New York Stock Exchange (the “NYSE”) that the Merger had been completed and requested that the NYSE suspend trading of the Company Common Stock on the NYSE. The Company also requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all shares of Company Common Stock from the NYSE and the deregistration of such shares under Section 12(b) of the Exchange Act. As a result, the shares of Company Common Stock will no longer be listed on the NYSE.

In addition, following the effectiveness of the Form 25, the Company intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of Company Common Stock under Section 12(g) of the Exchange Act, and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to all shares of Company Common Stock.

In addition, on December 31, 2025, the Company filed a Current Report on Form 8-K with the SEC announcing the closing of the Merger, which is incorporated by reference herein as Exhibit 16(a)(3).

Item 16.	Exhibits

The following exhibits are filed herewith:

16(a)(2)(i) Definitive Proxy Statement of WideOpenWest, Inc. (included in the Schedule 14A filed on October 27, 2025 and incorporated herein by reference).

16(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iii) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iv) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(v) Frequently Asked Questions, dated August 12, 2025 (included in Schedule 14A filed on August 12, 2025 and incorporated herein by reference).

16(a)(2)(vi) Email to Employees, dated August 12, 2025 (included in Schedule 14A filed on August 12, 2025 and incorporated herein by reference).

16(a)(2)(vii) Video Message to Employees, dated August 13, 2025 (included in Schedule 14A filed on August 13, 2025 and incorporated herein by reference).

16(a)(2)(viii) Current Report on Form 8-K, dated August 14, 2025 (included in Form 8-K filed on August 14, 2025 and incorporated herein by reference).

16(a)(2)(ix) Email to Employees, dated August 15, 2025 (included in Schedule 14A filed on August 18, 2025 and incorporated herein by reference).

16(a)(2)(x) Communication on the Company’s Intranet Page, dated September 25, 2025 (included in Schedule 14A filed on September 26, 2025 and incorporated herein by reference).

16(a)(2)(xi) Communication to the Company’s Employees, dated October 28, 2025 (included in Schedule 14A filed on October 28, 2025 and incorporated herein by reference).

16(a)(2)(xii) Communication to the Company’s Employees, dated November 3, 2025 (included in Schedule 14A filed on November 3, 2025 and incorporated herein by reference).

16(a)(2)(xiii) Communication to the Company’s Employees, dated November 13, 2025 (included in Schedule 14A filed on November 13, 2025 and incorporated herein by reference).

16(a)(2)(xiv) Current Report on Form 8-K, dated November 24, 2025 (included in Form 8-K filed on November 25, 2025 and incorporated herein by reference).

16(a)(3) Current Report on Form 8-K, dated December 31, 2025 (incorporated herein by reference).

16(c)(i) Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of WideOpenWest, Inc., dated August 11, 2025 (included as Annex B to the Proxy Statement and incorporated herein by reference).

16(c)(ii) Discussion materials prepared by Centerview Partners LLC, dated July 1, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(iii) Discussion materials prepared by Centerview Partners LLC, dated August 9, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(iv) Discussion materials prepared by Centerview Partners LLC, dated August 19, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(v) Discussion materials prepared by Centerview Partners LLC, dated October 16, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(vi) Discussion materials prepared by Centerview Partners LLC, dated November 25, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(vii) Discussion materials prepared by Centerview Partners LLC, dated December 16, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(viii) Discussion materials prepared by Centerview Partners LLC, dated February 13, 2025 for the Special Committee of the Board of Directors of WideOpenWest, Inc.*

16(c)(ix) Discussion materials prepared by Centerview Partners LLC, dated May 30, 2025, for the Special Committee of the Board of Directors of WideOpenWest, Inc.*

16(c)(x) Discussion materials prepared by Centerview Partners LLC, dated May 30, 2025, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(xi) Discussion materials prepared by Centerview Partners LLC, dated August 5, 2025, for the Special Committee of the Board of Directors of WideOpenWest, Inc.*

16(c)(xii) Discussion materials prepared by Centerview Partners LLC, dated August 10, 2025, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(d)(i) Agreement and Plan of Merger, dated as of August 11, 2025, by and among the WideOpenWest, Inc., Bandit Parent, LP and Bandit Merger Sub, Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).

16(d)(ii) Rollover Agreement, dated as of August 11, 2025, by and among WideOpenWest, Inc., Bandit Parent, LP, Crestview Advisors, L.L.C., Crestview W1 TE Holdings, LLC, Crestview W1 Holdings, L.P., Crestview W1 Co-Investors, LLC, Brian Cassidy, Daniel Kilpatrick, Barry Volpert and Crestview Partners III GP, L.P., as Stockholders Representative (included as Annex C to the Proxy Statement and incorporated herein by reference).

16(d)(iii) Limited Guarantee, dated August 11, 2025, delivered by DigitalBridge Partners III, LP in favor of WideOpenWest, Inc.

16(d)(iv) Limited Guarantee, dated August 11, 2025, delivered by Crestview Partners III, L.P. in favor of Bandit Parent, LP.

16(d)(v) Equity Commitment Letter, dated August 11, 2025, by and between DigitalBridge Partners III, LP and Parent (incorporated herein by reference to Exhibit 99.5 of the Schedule 13D/A filed by Crestview and each of the Crestview Rolling Stockholders on August 13, 2025).

16(d)(vi) Amended and Restated Joint Bidding and Cost Sharing Agreement, dated August 11, 2025, by and among DigitalBridge Investments, LLC, DB Bandit Holdings, LP, Parent, Crestview, the Crestview Rolling Stockholders, and solely for purposes of Section 21 therein, DigitalBridge Partners III, LP (incorporated herein by reference to Exhibit 99.7 of the Schedule 13D/A filed by Crestview and each of the Crestview Rolling Stockholders on August 13, 2025).

16(f) Section 262 of the Delaware General Corporation Law (included as Annex D to the Proxy Statement and incorporated herein by reference).

107 Filing Fee Table.

*	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2025

WIDEOPENWEST, INC.

By:	/s/ Teresa Elder
	Name:	Teresa Elder
	Title:	Chief Executive Officer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2025

BANDIT PARENT, LP
By: Bandit Parent GP, LLC, its general partner

By:	/s/ Jonathan Friesel
	Name:	Jonathan Friesel
	Title:	Vice President

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2025

Barry S. Volpert

By:	/s/ Barry S. Volpert
	Name:	Barry S. Volpert

Daniel G. Kilpatrick

By:	/s/ Daniel G. Kilpatrick
	Name:	Daniel G. Kilpatrick

Brian P. Cassidy

By:	/s/ Brian P. Cassidy
	Name:	Brian P. Cassidy

Crestview Partners III GP, L.P.
By: Crestview, L.L.C., its general partner

By:	/s/ Poojitha Mantha
	Name:	Poojitha Mantha
	Title:	Chief Compliance Officer

CRESTVIEW ADVISORS, L.L.C.

By:	/s/ Poojitha Mantha
	Name:	Poojitha Mantha
	Title:	Chief Compliance Officer

CRESTVIEW W1 TE HOLDINGS, LLC

By:	/s/ Poojitha Mantha
	Name:	Poojitha Mantha
	Title:	Chief Compliance Officer

CRESTVIEW W1 HOLDINGS, L.P.
By: Crestview W1 GP, LLC, its general partner

By:	/s/ Poojitha Mantha
	Name:	Poojitha Mantha
	Title:	Chief Compliance Officer

CRESTVIEW W1 CO-INVESTORS, LLC

By:	/s/ Poojitha Mantha
	Name:	Poojitha Mantha
	Title:	Chief Compliance Officer